MacArthur Copper Project	Quaterra Alaska Inc.

22.0   DATE AND SIGNATURE PAGE

John W. Rozelle, P.G.
Principal Geologist

TETRA TECH MM, INC.

350 Indiana Street, Suite 500
Golden, Colorado 80401
Telephone: 303-217-5700
Facsimile: 303-217-5705
Email: john.rozelle@tetratech.com

CERTIFICATE of AUTHOR

I, John W. Rozelle, P.G., do hereby certify that:

1.	I am currently employed by Tetra Tech MM, Inc. at:

350 Indiana Street
Suite 500
Golden, Colorado 80401

2.

I graduated with a degree in Geology (BA.) from the State University of New York at Plattsburg, New York in 1976. In addition, I graduated from the Colorado School of Mines, Golden, Colorado with a graduate degree in Geochemistry (M.Sc.) in 1978.

3.

I am a Member of the American Institute of Professional Geologists (CPG-07216), a register Geologist in the State of Wyoming (PG-337), a member of Society for Mining, Metallurgy, and Exploration, Inc. (SME) and the Society of Economic Geologists.

4.

I have worked as a geologist for a total of thirty years since my graduation from university; as a graduate student, as an employee of a major mining company, and as a consultant for more than 27 years.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of the technical report titled “MacArthur Copper Project, NI 43-101 Technical Report, Lyon County, Nevada, U.S.A.” and dated 17 February 2009 (the “Technical Report”). I have visited the subject properties between September 29, 2008 and October 1, 2008.

7.

I have either supervised the data collection, preparation, and analysis and/or personally completed an independent review and analysis of the data and written information contained in this Technical Report.

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MacArthur Copper Project Quaterra Alaska Inc.

8. I have not had prior involvement with Quaterra Alaska, Inc. on the property that is the subject of this Technical Report.

9. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

10. I do not hold, nor do I expect to receive, any securities or any other interest in any corporate entity, private or public, with interests in the properties that are the subject of this report or in the properties themselves, nor do I have any business relationship with any such entity apart from a professional consulting relationship with the issuer, nor to the best of my knowledge do I have any interest in any securities of any corporate entity with property within a two (2) kilometer distance of any of the subject properties.

11. I have read National Instrument 43-101 and Form 43-101, and the Technical Report has been prepared in compliance with that instrument and form.

12. I consent to the filing of the Technical Report with any stock exchanges or other regulatory authority and any publication by them, including electronic publication in the public company files on the websites accessible by the public, of the Technical Report.

Dated this 17th Day of February 2009.

Signature of Qualified Person

"John W. Rozelle"

Print name of Qualified Person

Tetra Tech February 2009 118